PROTAGONIST THERAPEUTICS, INC.

7707 GATEWAY BLVD., SUITE 140

Newark, California 94560

(510) 474-0170

September 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Christine Westbrook

Suzanne Hayes

Re:                             Protagonist Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-227216

Acceleration Request

Requested Date:            September 21, 2018

Requested Time:        4:00 p.m., Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-227216) (the “Registration Statement”) to become effective on September 21, 2018, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).  The Registrant hereby authorizes each of Kenneth L. Guernsey, Michael E. Tenta, Josh Seidenfeld and Peter Mandel of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth L. Guernsey of Cooley LLP, counsel to the Registrant, at (415) 693-2091, or in his absence, Michael E. Tenta at (650) 843-5636, or in his absence, Josh Seidenfeld at (650) 843-5862.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Protagonist Therapeutics, Inc.

		By:	/s/ Thomas P. O’Neil
		Name:	Thomas P. O’Neil
		Title:	Chief Financial Officer

cc:	Dinesh V. Patel, Ph.D., Protagonist Therapeutics, Inc.
Kenneth L. Guernsey, Cooley LLP
Michael E. Tenta, Cooley LLP
Josh Seidenfeld, Cooley LLP